

December 10, 2010

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VIII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

> Re: **Redwood Mortgage Investors VIII, a California Limited Partnership**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 0-27816**

Dear Mr. Burwell:

We have reviewed your response letter filed on September 8, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operation, page 43

1. We note your response to prior comment 2 and we continue to believe that your financial statements should be presented using a "net interest income" presentation consistent with Article 9 and SAB 11K since your company is involved in a material amount of lending activities. Please confirm that you will revise your financial statements accordingly in future filings.

Form 10-Q for the quarterly period ended September 30, 2010

Note 6 – Real Estate Held for Sale, page 21

2. We note that you, along with two affiliated partnerships, acquired through foreclosure a 22 unit condominium complex in which you hold a 70% ownership interest. Please clarify the following related to this property:
   - The nature and form of your 70% ownership interest (i.e., through an entity like an LLC, an undivided interest, or other)

- Your accounting policy regarding consolidation for this property
- We note your disclosure on page 36 which states that you have recorded net gains on property accounted for as real estate held for sale. Please advise us if any of these net gains relate to this property and the amounts, if applicable. Also, tell us your basis and the accounting guidance you are relying upon for recording these gains. In your response, advise us of the value that was initially recorded to real estate held when the property was foreclosed upon and its recorded value as of September 30, 2010.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant